Morgan, Lewis & Bockius LLP                                                                                                                                        Morgan Lewis
1701 Market Street
Philadelphia, PA  19103
Tel: 215.936.5000
Fax: 215.963.5001
www.morganlewis.com

Justin W. Chairman
215-963-5061
jchairman@morganlewis.com

April 21, 2011

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attention:              Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance

Re:          Universal Display Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed March 16, 2011
File No. 001-12031

Dear Mr. Vaughn:

On behalf of Universal Display Corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to Sidney D. Rosenblatt, the Company’s Executive Vice President, Chief Financial Officer, Treasurer and Secretary, dated April 7, 2011, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Critical Accounting Policies and Estimates, page 31

- Revenue Recognition and Deferred License Fees, page 31

1.
We note your disclosures here regarding non-refundable cash payments you receive under certain development and technology evaluation agreements.  You state that to the extent that the fees are creditable against license fees and/or royalties payable by the customer if a license agreement is subsequently executed with the customer, you defer revenue recognition until a license agreement is executed or negotiations have ceased and there is no appreciable likelihood of executing a license agreement with the customer.  In order to assist the reader with understanding the impact of these management judgments on your results of operations, please revise future filings to disclose the amount of revenues recognized in each period relating to cash payments that were creditable against license fees and/or royalties payable for which you determined there was no appreciable likelihood of executing a license agreement with the customer.

The Company will revise future filings to comply with the Staff’s comment.

- Valuation of Stock-Based Compensation, page 31

2.
In order to help the reader better understand the impact of this critical accounting estimate on your results of operations, please revise future filings as appropriate to explain how you determine the significant assumptions used in the option-pricing model. Discuss how you determine each significant assumption and how changes in the assumptions could impact your results of operations. Please note this comment also applies to your discussion under “Accounting for Warrants” on page 32.

The Company will revise future filings to comply with the Staff’s comment.

Item 9A. Controls and Procedures, page 37

3.
We note your disclosure here that your management has concluded that your disclosure controls and procedures “are functioning effectively.”  Please revise the disclosure in future filings to clearly state whether management has concluded that your disclosure controls and procedures are “effective” or “not effective.”

The Company will revise future filings to comply with the Staff’s comment.

Note 13.  Concentration of Credit Risk, page F-26

4.
We note your disclosure that revenues from outside North America represented 82% of your consolidated revenue in 2010.  Please revise future filings to provide the disclosures required by paragraph 280-10-50-41 of the FASB Accounting Standards Codification.  Please provide us with a sample of your proposed revised disclosures.

The Company will revise future filings to comply with the Staff’s comment.  Set forth below is Note 13 to the Form 10-K, in the form that it would have appeared had the Company drafted the footnote in the form that it anticipates using in future filings for the analogous disclosure:

13.           CONCENTRATION OF RISK:

Contract research revenue, which is included in developmental revenue in the accompanying statement of operations, of $4,939,546, $4,373,316, and $2,815,062 for the years ended December 31, 2010, 2009 and 2008, respectively, has been derived from contracts with United States government agencies.  Revenues derived from contracts with government agencies represented 16%, 28% and 25% of the consolidated revenue for the years ended December 31, 2010, 2009 and 2008, respectively.

Revenues and accounts receivable from our largest non-government customers for the years ended December 31 were as follows:

	2010		2009		2008
Customer	% of Total Revenue	Accounts Receivable	% of Total Revenue	Accounts Receivable	% of Total Revenue	Accounts Receivable
A	35%	$2,635,290	31%	$528,150	42%	$657,000
B	23%	2,246,295	9%	630,800	1%	13,000
C	—%	—	10%	—	2%	—

The Company’s relationships with customers A and B are under agreements that are presently scheduled to expire within the next twelve months.

Revenues from outside of North America represented 82%, 70% and 72% of the consolidated revenue for the years ended December 31, 2010, 2009 and 2008, respectively. Revenues by country are as follows:

	December 31
Country	2010	2009	2008
United States	$5,369,396	$4,789,535	$3,156,403

South Korea	18,015,390	6,570,448	5,801,956
Japan	5,341,803	2,737,514	1,671,322
Taiwan	1,736,102	1,664,050	345,100
Other (Countries less than 5% individually and freight, duties and taxes)	81,689	25,070	100,443
All foreign locations	25,174,984	10,997,082	7,918,821

Total revenue	$30,544,380	$15,786,617	$11,075,224

The Company attributes revenue to different geographic areas on the basis of the location of the customer.

Long-lived assets at international locations are not significant for each of the periods presented.

All chemical materials were purchased from one supplier. See Note 7.

Note 14.  Income Taxes, page F-27

5.
We note that you have subsidiaries incorporated in Hong Kong and Korea.  We further note your disclosure in Note 13 that a significant portion of your revenues are generated outside of North America.  Please revise future filings to provide the disclosures set forth in Rule 4-08(h)(1)(i) of Regulations S-X or otherwise explain why such disclosure is not required.

The Company will revise future filings to comply with the Staff’s comment.

*****************************************

The Company has authorized us to communicate its acknowledgment that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Please do not hesitate to contact the undersigned at 215-963-5061 if you should have any questions or comments with regard to this filing.

Very truly yours,

By:	/s/ Justin W. Chairman
Justin W. Chairman

cc:          Tara Harkins, Staff Accountant, Division of Corporation Finance
Scott C. Bovino, Esquire